UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

_________________

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

Date: October 26, 2021

UBS Group AG

Commission File Number: 1-36764

UBS AG

Commission File Number: 1-15060

 (Registrants' Names)

Bahnhofstrasse 45, Zurich, Switzerland

Aeschenvorstadt 1, Basel, Switzerland

(Address of principal executive offices)

Indicate by check mark whether the registrants file or will file annual reports under cover of Form 20‑F or Form 40-F.

Form 20-F  x                        Form 40-F  o

This Form 6-K consists of the presentation materials related to the Third Quarter 2021 Results of UBS Group AG and UBS AG, which appear immediately following this page.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrants have duly caused this report to be signed on their behalf by the undersigned, thereunto duly authorized.

UBS Group AG

By: _/s/ David Kelly_______________

Name:  David Kelly

Title:     Managing Director

By: _/s/ Ella Campi________________

Name:  Ella Campi

Title:    Executive Director

UBS AG

By: _/s/ David Kelly_______________

Name:  David Kelly

Title:     Managing Director

By: _/s/ Ella Campi________________

Name:  Ella Campi

Title:    Executive Director

Date:  October 26, 2021

UBS

Third quarter 2021 results

26 October 2021



Important information

Forward Looking Statements: This presentation contains statements that constitute "forward-looking statements," including but not limited to management's outlook for UBS's financial performance, statements relating to the anticipated effect of transactions and strategic initiatives on UBS's business and future development and goals or intentions to achieve climate, sustainability and other social objectives. While these forward-looking statements represent UBS's judgments, expectations and objectives concerning the matters described, a number of risks, uncertainties and other important factors could cause actual developments and results to differ materially from UBS's expectations. UBS's business and financial performance could be affected by other factors identified in our past and future filings and reports, including those filed with the SEC. More detailed information about those factors is set forth in documents furnished by UBS and filings made by UBS with the SEC, including UBS's Annual Report on Form 20-F for the year ended 31 December 2020. UBS is not under any obligation to (and expressly disclaims any obligation to) update or alter its forward-looking statements, whether as a result of new information, future events, or otherwise.

Alternative Performance Measures: In addition to reporting results in accordance with International Financial Reporting Standards (IFRS), UBS reports certain measures that may qualify as Alternative Performance Measures as defined in the SIX Exchange Directive on Alternative Performance Measures, under the guidelines published the European Securities Market Authority (ESMA), or defined as Non-GAAP financial measures in regulations promulgated by the US Securities and Exchange Commission (SEC). Please refer to "Alternative Performance Measures" in the appendix of UBS's Quarterly Report for the third quarter of 2021 for a list of all measures UBS uses that may qualify as APMs.

Disclaimer: This presentation and the information contained herein are provided solely for information purposes, and are not to be construed as a solicitation of an offer to buy or sell any securities or other financial instruments in Switzerland, the United States or any other jurisdiction. No investment decision relating to securities of or relating to UBS Group AG, UBS AG or their affiliates should be made on the basis of this document. No representation or warranty is made or implied concerning, and UBS assumes no responsibility for, the accuracy, completeness, reliability or comparability of the information contained herein relating to third parties, which is based solely on publicly available information. UBS undertakes no obligation to update the information contained herein.

Available Information: UBS's Annual Report, Quarterly Reports, SEC filings on Form 20-F and Form 6-K, as well as investor presentations and other financial information are available at ubs.com/investors. UBS's Annual Report on Form 20-F, quarterly reports and other information furnished to or filed with the US Securities and Exchange Commission on Form 6-K are also available at the SEC's website: www.sec.gov

Basel III RWA, LRD and capital: Basel III numbers are based on the BIS Basel III framework, as applicable for Swiss systemically relevant banks (SRB). Numbers in the presentation are based on the revised Swiss SRB rules as of 1.1.20 that became effective on 1.7.16, unless otherwise stated. Basel III risk-weighted assets in this presentation are calculated on the basis of Swiss SRB rules as of 1.1.20 unless otherwise stated. Our RWA under BIS Basel III are the same as under Swiss SRB Basel III. Leverage ratio and leverage ratio denominator in this presentation are calculated on the basis of Swiss SRB rules as of 1.1.20, unless otherwise stated. Refer to the "Capital management" section in the 3Q21 report for more information.

Numbers presented in US dollars unless otherwise indicated. Currency translation of monthly income statement items of operations with a functional currency other than the US dollar are translated with month-end rates into US dollar.

Definitions: "Earnings per share" refers to diluted earnings per share. "Litigation" refers to net additions/releases to provisions for litigation regulatory and similar matters reflected in the income statement for the relevant period. "Net profit" refers to net profit attributable to shareholders.

Rounding: Numbers presented throughout this presentation may not add up precisely to the totals provided in the tables and text. Percentages and percent changes disclosed in text and tables are calculated on the basis of unrounded figures. Absolute changes between reporting periods disclosed in the text, which can be derived from numbers presented in related tables, are calculated on a rounded basis.

Tables: Within tables, blank fields generally indicate non-applicability or that presentation of any content would not be meaningful, or that information is not available as of the relevant date or for the relevant period. Zero values generally indicate that the respective figure is zero on an actual or rounded basis. Values which are zero on a rounded basis can be either negative or positive on an actual basis.

Agenda

1

Key messages

Ralph Hamers
Group CEO

2

Financial performance and capital

Kirt Gardner
Group CFO

3

Q&A

Key messages

We are executing relentlessly

for our clients

80bn
GWM NNFGA[1]
9M21

32bn
AM NNM excl. MM
9M21

We are delivering on our strategic initiatives

to drive growth and efficiency

22bn
NNM from SMAs[2]
9M21

>3x
assets invested in My Way
9M21

We are committed to driving higher returns

by unlocking the power of UBS

2.3bn
Net profit
3Q21

20.8%
RoCET1
3Q21

UBS 1 Net new fee-generating assets, 2 Separately Managed Accounts

We are executing relentlessly for our clients

GWM
Fee-generating assets

GWM
Loans

GWM
Transaction-based income

AM
Invested assets

IB
Global Banking income

P&C
Investment products, Personal Banking, CHF



1.2trn
1.4trn
30.9.20 30.9.21
201bn
231bn
30.9.20 30.9.21
2.8bn
3.0bn
9M20 9M21
1.0trn
1.2trn
30.9.20 30.9.21
1.7bn
2.5bn
9M20 9M21
19bn
23bn
30.9.20 30.9.21

80bn
Net new fee-generating assets, 9M21

21bn
Net new loans, 9M21

+8%
Transaction-based income YoY, 9M21

32bn
Net new money excl. MM, 9M21

+44%
Global Banking income YoY, 9M21

2bn
Net new investment products, CHF, 9M21

UBS

Delivering on the core elements of the ecosystem for investing

Private markets
Invested assets[1], GWM+AM



122bn
140bn
31.12.20
30.9.21

26bn

Investments facilitated into private markets GWM+AM+IB, 9M21

SMAs[2]
Invested assets, AM



89bn
116bn
31.12.20
30.9.21

22bn

Net new money from SMA initiative in the US AM, 9M21

Sustainable finance
S&I[3] invested assets, GWM+AM+P&C



141bn
207bn
31.12.20
30.9.21

+63%

S&I[3] invested assets, GWM+AM+P&C, 9M21 growth, annualized

My Way
Invested assets, GWM



1.5bn
5.1bn
31.12.20
30.9.21

3.6bn

Net inflows into mandates through My Way, GWM, 9M21

Scalability
NNFGA per advisor, GWM



2.3m
8.4m
9M20
9M21

+18%

Average income per advisor GWM, 9M21 YoY

UBS 1 Does not include undrawn commitments; 2 Separately Managed Accounts; 3 Sustainability focus and Impact investing; sustainability focus is strategies where sustainability is an explicit part of the investment guidelines, universe, selection, and/or investment process; Impact investing is strategies where the intention is to generate measurable environmental and social impact alongside financial return

Financial results overview

		3Q21	9M21	
Group	**Return on CET1 capital**	**20.8%**	**19.5%**	Target: 12-15%
	Return on tangible equity	17.2%	15.5%	
	Cost / income ratio	**68.7%**	**71.4%**	Target: 75-78%
	Net profit attributable to shareholders	USD 2.3bn	USD 6.1bn	
	CET1 capital ratio	**14.9%**	**14.9%**	Guidance: ~13%
	CET1 leverage ratio	**4.31%**	**4.31%**	Guidance: >3.7%
	Tangible book value per share	USD 15.62	USD 15.62	
GWM	Profit before tax	USD 1.5bn	USD 4.2bn	
	PBT growth (YoY)	**43%**	**34%**	Target: 10-15% over the cycle
	Invested assets	USD 3.2trn	USD 3.2trn	
	Net new fee-generating assets	USD 19bn	USD 80bn	
P&C	Profit before tax	CHF 0.4bn	USD 1.3bn	
	Return on attributed equity (CHF)	21%	20%	
	Net new loans, Personal Banking	CHF 0.7bn	CHF 2.1bn	
AM	Profit before tax	USD 0.2bn	USD 0.7bn	
	Invested assets	USD 1.2trn	USD 1.2trn	
	Net new money excl. money markets	USD 1bn	USD 32bn	
IB	Profit before tax	USD 0.8bn	USD 1.9bn	
	Return on attributed equity	26%	20%	
	RWA and LRD vs. Group	**33% / 31%**	**33% / 31%**	Guidance: up to 1/3

UBS


Why

Purpose

Reimagining the power of investing. Connecting people for a better world.

Client promise

Personalized
Relevant
On-time
Seamless

Vision

Convene THE global ecosystem for investing where thought leadership is impactful, people and ideas are connected, and opportunities are brought to life.

Strategic imperatives

- Clients, Connections, Contributors
- Focus
- Technology
- Simplification & Efficiency
- Culture

We are the #1 bank in Switzerland

Recognized leader in a highly attractive market

Universal banking profile, serving all market segments

Best Bank in Switzerland[1]

Leading Digital Bank in Switzerland[2]

- **2.6m** clients served in Personal Banking
- **~1/3** Swiss households served
- **>100k** Corporate & Institutional clients
- **>90%** of large Swiss corporates served

PBT, 9M21[3]


55%
P&C
45%
other
GWM
IB
AM

+75% mobile banking logins[4] 9M21 vs. 9M19

27% fewer branches since 31.12.19

2.5bn PBT[3], 9M21 +37% YoY

9bn NNFGA GWM, 9M21

191bn loan volume P&C+GWM, 30.9.21

Numbers in USD unless otherwise indicated. 1 Euromoney 2021; 2 Survey by Hochschule Luzern, June 2021; 3 Region Switzerland; 4 Personal Banking

P&C – Strategic priorities

Growing above the market

Achieve superior growth by shifting gears in focus areas such as pension and retirement, sustainability and mortgages

Digital at the core

Bring the bank to the app with improved user experience and expand the UBS ecosystem through platforms and partnerships

Driving transformation

Increase speed, become leaner, reduce complexity and focus our offering on what matters most to our clients

While building on our momentum and delivering the UBS ecosystem

2025 vision

Expand our lead as the **#1 Universal Bank in Switzerland**

Undisputed leader in mobile, digital and hybrid banking

Agile and fast-delivery culture

~55% cost/income ratio[1], P&C

FY19	FY20	9M21	*2025 ambition*
61%	61%	59%	~55%

Numbers in CHF unless otherwise indicated, 1 Defined as operating expenses divided by income, which is operating income excluding credit loss expenses / releases

Americas – We have built a franchise that delivers substantial profit growth

Delivering leading capabilities to wealth and institutional clients in the world's largest financial market

North America's Best Bank for WM[1]

Top-5 SMA manager

Top-5 US WM firm[2]

Top-5 Americas Research[3]

+9%
IA CAGR
GWM, 1Q17-3Q21

+42bn
NNFGA
GWM, 9M21

2.1bn
PBT, 9M21
+19% YoY

15bn
net new loans
GWM, 9M21

127
deals executed through our UBS BB[4] partnership
Global Banking, 9M21

UBS Numbers in USD unless otherwise indicated. 1 Euromoney 2021; 2 By invested assets; 3 Institutional Investor 2020; 4 Joint venture between UBS and Banco do Brasil

Americas – Strategic priorities

Build on our scale

Continue to expand the UBS ecosystem for our clients

Core banking

Expand capabilities to drive market share in core banking

Scalable advice

Deliver a digitally scalable advice model to affluent clients

2025 vision

Build on our momentum to sustain growth in our core businesses

Expand full-service wealth management offering on both sides of the balance sheet

Seamless digital experience with remote human advice

Leveling up technology to drive digitalization and differentiation for our clients

Agile@UBS

Uniform agile model to increase speed from idea to outcome

Digital culture

Build high-performing engineering culture

QBR and digital roadmaps

Regular change the bank deliverables aligned to our strategy and purpose

Data intelligence and automation

Leverage data and AI for automation and best-in-class recommendation engines

Modern tech

Drive healthy modular technology estate to provide the best, flexible client services

Key achievements to date

Agile@UBS
- Agile@UBS: one firmwide model defined and communicated
- 9,000 people transitioning to Agile@UBS; 3,000 already active

Digital culture
- Defined digital workforce strategy
- Improved recruiting experience to assess and hire skilled engineers

QBR and digital roadmaps
- Introduced quarterly business reviews (QBR) for investments
- Dynamic investment reprioritization to optimize results

Data intelligence and automation
- Launched hub and spoke model for AI, Data and Analytics
- Rolled-out personalized sales recommendations for client advisors in Switzerland

Modern tech
- +1,000 applications in the cloud during 2021
- >500 applications decommissioned by 4Q21

Executing our strategy to deliver attractive returns and improve efficiency


RoCET1
19.5%
17.6%
RoTE
15.5%
12.9%


72.7%
C/I
71.4%

Net profit
m


CAGR: +18%
4,921
6,109
9M16
9M17
9M18
9M19
9M20
9M21

Profit before tax
m


CAGR: +17%
6,169
7,755
9M16
9M17
9M18
9M19
9M20
9M21

UBS

3Q21 net profit USD 2.3bn; 20.8% RoCET1

Profit before tax


m
+11%
2,578
91
102
93
2,865
Operating income
+2%
Operating expenses
(1%)
3Q20
Income
Credit loss expense
Operating expenses
3Q21
Cost / income ratio[1]
70.4%
(1.7 ppts)
68.7%

3Q21

2,279m net profit +9%	**0.63** diluted EPS +12%
20.8% return on CET1 capital	**2.8bn** CET1 capital accretion[2]

30.9.21

14.9% CET1 capital ratio	**4.31%** CET1 leverage ratio

UBS 1 Defined as operating expenses divided by income, which is operating income excluding credit loss expenses / releases; 2 Includes 2.4bn increase in CET1 capital and 0.3bn accruals for 2021 dividends

Executing our cost strategy

Operating expenses

bn



18.1
0.0
0.5
0.1
0.4
19.1
9M20
Costs excluding variable and FA compensation, litigation, restructuring and FX
Variable and FA compensation[1]
Litigation and restructuring[2]
FX
9M21

Cost / income ratio[3] 72.7% (1.3ppts) 71.4%

1 3Q20 includes 359m from the acceleration of expenses in relation to outstanding deferred compensation awards; 2 9M20 includes net restructuring costs of 107m and litigation expenses of 49m; 9M21 includes net restructuring costs of 156m, of which 66m in 3Q21, and litigation expenses of 84m, of which 12m in 3Q21; 3 Defined as operating expenses divided by income, which is operating income excluding credit loss expenses / releases

Global Wealth Management



Profit before tax
m
+43%
1,057
864
1,409
1,294
1,516
Operating income
m
+17%
Transaction-based income
Net interest income
Recurring net fee income
4,280
863
962
2,341
22
4,277
776
1,011
2,468
2
4,848
1,183
997
2,629
3
4,774
953
1,026
2,774
14
5,002
894
1,107
2,872
11
Other
Credit loss (expenses)/releases
Cost / income ratio
76%
80%
71%
73%
70%
Invested assets
end of period, bn
+16%
Fee-generating assets
2,754
1,163
3,016
1,277
3,108
1,328
3,230
1,416
3,198
1,412
3Q20
4Q20
1Q21
2Q21
3Q21

PBT 1,516m, +43% highest on record with double-digit growth in all regions

Operating income +17% on record recurring fee income and including 100m gain from the sale of our domestic business in Austria

Credit loss releases 11m vs. 22m in 3Q20

Operating expenses +8% driven by FA compensation; 9th consecutive quarter of YoY positive operating leverage

Net new loans +3.3bn, mostly from the Americas; +21bn net new loans YTD

Invested assets 3.2trn, (1%) QoQ
Fee-generating assets 1.4trn, broadly flat QoQ

NNFGA +19bn driven by Americas and EMEA; 5% annualized growth

UBS

Global Wealth Management

Recurring net fee income

m


+23%
2,341
2,468
2,629
2,774
2,872
3Q20
4Q20
1Q21
2Q21
3Q21

+23% YoY on higher FGA balances

+4% QoQ supported by continued strong NNFGA momentum

Net interest income

m

Loans / bn				
201	213	219	228	231
Deposits / bn				
321	348	337	344	352


+15%
962
1,011
997
1,026
1,107
3Q20
4Q20
1Q21
2Q21
3Q21

+15% YoY as loan revenues increased on higher volumes and margins

+8% QoQ supported by higher deposit volumes and fees

Transaction-based income

m


+4%
863
776
1,183
953
894
3Q20
4Q20
1Q21
2Q21
3Q21

+4% YoY as clients remained engaged in alternative investments, life insurance and structured products

10th consecutive quarter of YoY growth[1]

UBS

1 Excluding a 75m fee in 4Q19 related to the shift of 5bn in client assets and 1bn of loans from GWM to P&C

Global Wealth Management

Fee-generating assets[1]
bn


+21%
1,163
1,277
1,328
1,416
1,412
APAC
EMEA
Switzerland
Americas
93
277
102
690
103
306
111
757
112
311
112
793
119
329
123
845
113
326
123
848
3Q20
4Q20
1Q21
2Q21
3Q21

Net new fee-generating assets
bn


5
18
36
25
19

+19bn NNFGA[1], 5% annualized growth in 3Q21

Americas	EMEA	APAC	Switzerland
+12bn	+6bn	(2bn)	+3bn

+98bn NNFGA[1], 8% growth last 12 months

Americas	EMEA	APAC	Switzerland
+56bn	+20bn	+14bn	+8bn
8% growth	7% growth	15% growth	8% growth

FGA generate most of GWM's recurring net fee income (~90% in FY20) and a portion of transaction-based income (~30% in FY20)

1 3Q21 includes 1.0bn FGA and 0.1bn in NNFGA outflows in minor functions which are not included in the four regions

Personal & Corporate Banking (CHF)



Profit before tax
m
+44%
305
318
358
456
439
Operating income
m
+18%
850
896
950
1,037
1,002
Transaction-based income
264
230
239
288
281
Net interest income
472
455
470
480
494
Recurring net fee income
170
177
182
187
201
(84)
20
22
42
6
Other income
Credit loss (expenses)/releases
Cost / income ratio
58%
66%
64%
58%
57%
3Q20
4Q20
1Q21
2Q21
3Q21

PBT 439m, +44% reflecting strong business momentum

Operating income +18% with record recurring net fee income and higher net interest and transaction-based income

Credit loss releases of 6m vs. 84m credit loss expenses in 3Q20

Operating expenses +3%

Net new investment products in Personal Banking +2.4bn YTD, 16% annualized growth

Net new loans in Personal Banking +2.1bn YTD, 4% annualized growth

UBS

Asset Management


Profit before tax
m
739
169
401
(71%)
+27% excluding
Fondcenter gain
227
255
218
214
Gain from the sale of Fondcenter[1]
Operating
income
m
Performance fees
Net management
fees
1,162
571
88
505
(2)
774
255
518
(49%)
+0% excluding
Fondcenter gain
637
92
545
666
40
588
593
33
560
Gain from the sale of Fondcenter[1]
Credit loss (expenses) / releases
Cost / income ratio
36%[2]
48%
64%
62%
64%
Invested assets
end of period, bn
980
1,092
+18%
1,121
1,174
1,154
3Q20
4Q20
1Q21
2Q21
3Q21

PBT 214m, +27% excluding 571m gain from the sale of Fondcenter[1] in 3Q20; 10th consecutive quarter of YoY PBT growth

Operating income flat excluding last year's gain

- Net management fees +16%, excluding a 28m loss related to an associate
- Performance fees (62%) to more normalized levels

Operating expenses (10%) driven by lower personnel expenses

Invested assets 1,154bn, (2%) QoQ, driven by FX and market performance

NNM +1bn excl. money markets; +2bn incl. money markets; +70bn NNM excl. money markets over the last 12 months, 8% growth

UBS 1 Subsequently renamed Clearstream Fund Centre; 2 71% excluding the gain from the sale of Fondcenter

Investment Bank



Profit before tax
m
+32%
632
529
412
668
837
Operating income
m
+1%
2,485
2,011
2,273
2,470
2,510
Global Banking
Global Markets
651
215
1,634
(15)
669
1,433
(91)
788
1,483
2
881
1,567
21
792
1,723
(5)
Gain on sale of intellectual property
Credit loss (expenses)/releases
Cost / income ratio
74%
71%
82%
74%
67%
3Q20
4Q20
1Q21
2Q21
3Q21

RoAE 26%; PBT 837m, +32%, best PBT since 1Q13

Global Markets revenues +5% excluding 215m gain[1] in 3Q20

- Execution Services 444m, +6% driven by higher volumes in APAC and EMEA cash equities
- Derivatives & Solutions 780m, (3%) excluding the gain[1], against a strong 3Q20
- Financing 498m, +21% driven by increases in Equity Financing and Prime Brokerage

Of which:

- Equities 1,360m, +24% excluding the gain[1]
- FRC 363m, (32%)

Global Banking revenues +22%

- Advisory 270m, +78% driven by M&A
- Capital Markets 522m, +4% led by ECM

Operating expenses (10%) or +3% excluding 229m accelerated expenses related to deferred compensation awards in 3Q20

RWA 98bn, +7% QoQ
LRD 325bn, broadly flat QoQ

UBS

1 215m gain from the sale of intellectual property rights associated with the Bloomberg Commodity Index family

Capital and leverage ratios



Total loss-absorbing capacity (TLAC)
103bn
Going concern capital
60bn
CET1 capital
45bn
42bn
Gone concern loss-absorbing capacity
15bn
AT1
45bn
CET1
30.9.21



34.0%
20.0%
14.9%
CET1 capital ratio guidance:
~13%
14.0%
5.1%
14.9%
30.9.21
RWA
302bn
27bn
buffer
17bn
15bn
CET1: 10.0%
Going concern: 14.3%
TLAC: 25.1%
Requirements



9.84%
5.78%
4.31%
CET1 leverage ratio guidance:
>3.7%
4.06%
1.47%
4.31%
30.9.21
LRD
1,045bn
11bn
buffer
8bn
8bn
CET1: 3.50%
Going concern: 5.00%
TLAC: 8.77%
Requirements

Appendix

UBS

Group results

USDm unless otherwise indicated

	3Q20	4Q20	1Q21	2Q21	3Q21
Total operating income	8,935	8,117	8,705	8,976	9,128
of which: credit loss (expenses) / releases	(89)	(66)	28	80	14
Total operating expenses[1]	6,357	6,132	6,407	6,384	6,264
Operating profit / (loss) before tax	2,578	1,985	2,298	2,593	2,865
Tax expense / (benefit)	485	341	471	581	576
of which: current tax expense	349	317	406	362	432
Net profit / (loss) attributable to shareholders	2,093	1,636	1,824	2,006	2,279
Diluted EPS (USD)	0.56	0.44	0.49	0.55	0.63
Effective tax rate	18.8%	17.2%	20.5%	22.4%	20.1%
Return on CET1 capital	21.9%	16.8%	18.2%	19.3%	20.8%
Return on tangible equity	16.2%	12.4%	14.0%	15.4%	17.2%
Cost / income ratio	70.4%	74.9%	73.8%	71.8%	68.7%
Total book value per share (USD)	16.57	16.74	16.47	16.90	17.48
Tangible book value per share (USD)	14.78	14.91	14.65	15.05	15.62

1 3Q21 includes 12m net litigation expenses, of which GWM 1m, P&C 0m, AM 8m, IB 1m and Group Functions 2m

IFRS 9 credit loss (expenses) / releases

Credit loss (expenses) / releases

m

3Q21	Stage 1 & 2	Stage 3	Total
Global Wealth Management	9	2	11
Personal & Corporate Banking	(1)	8	7
Asset Management	0	0	0
Investment Bank	2	(7)	(5)
Group Functions	0	0	0
Total	**11**	**3**	**14**
Financial instruments in scope of ECL requirements[1]	Stage 1: 800.8bn Stage 2: 25.6bn	3.2bn	829.7bn

Stage 1 & 2:
11m net credit loss releases

Management overlay given continued macroeconomic uncertainty: 219m, +36m QoQ

Stage 3:
3m net credit loss releases

UBS Refer to the "Expected credit loss measurement" section of the 3Q21 report for more information; 1 Gross on- and off-balance sheet instruments

3Q21 Group results by region


Americas
Switzerland
EMEA
Asia Pacific
Profit before tax
+32%
0.8bn
1.0bn
47%
0.6bn
0.9bn
77%
0.3bn
0.6bn
20%
0.5bn
0.6bn
3Q20 3Q21
3Q20 3Q21
3Q20 3Q21
3Q20 3Q21

	Americas	Switzerland	EMEA	Asia Pacific
Operating income	3.9bn +14%	2.0bn +14%	1.8bn +10%	1.6bn +1%
Operating expenses	2.9bn +9%	1.1bn (3%)	1.2bn (7%)	0.9bn (9%)
Cost / income ratio	74.3% (3.7ppts)	56.3% (6.3ppts)	67.5% (12.2ppts)	59.9% (6.1ppts)

Excludes (0.1bn) revenues, 0.1bn expenses and (0.2bn) PBT from items managed at the Group level, such as the Non-core and Legacy Portfolio, certain litigation expenses and other items. The allocation of P&L to these regions reflects, and is consistent with, the basis on which the business is managed and its performance evaluated. These allocations involve assumptions and judgments that management considers reasonable and may be refined to reflect changes in estimates or management structure. The main principles of the allocation methodology are that client revenues are attributed to the domicile of the client, and trading and portfolio management revenues are attributed to the country where the risk is managed. Expenses are allocated in line with revenues

3Q21 Global Wealth Management results by region

Profit before tax


Americas
+51%
371m
559m
3Q20 3Q21
Switzerland
+34%
167m
222m
3Q20 3Q21
EMEA
+74%
257m
447m
3Q20 3Q21
Asia Pacific
+12%
261m
293m
3Q20 3Q21

	Americas	Switzerland	EMEA	Asia Pacific
Cost / income ratio	79.8% (4.3ppts)	54.6% (7.4ppts)	58.1% (13.1ppts)	58.5% (4.7ppts)
Invested assets	1,736bn +21%	284bn +14%	629bn +12%	546bn +8%
Net new fee-generating assets	11.8bn	2.9bn	6.0bn	(1.8bn)
Net new loans	4.4bn	0.4bn	0.7bn	(2.2bn)

UBS 3Q21 includes (0.0)bn PBT, 1.0bn invested assets, 0.1bn NNFGA outflows and 0.0bn net new loans in minor functions which are not included in the four regions

Common equity tier 1 capital


CET1 capital
bn
42.6
2.9
(0.4)
(0.2)
0.2
45.0
30.6.21
Profit before tax
Current tax expense
Foreign currency translation effects
Other[1]
30.9.21

UBS

1 Includes (0.3bn) from accruals for 2021 dividend, +0.2bn from higher eligible DTAs on temporary differences and other items and +0.2bn from the conclusion of the second phase of our Partnership with Sumitomo Mitsui Trust Holdings

Cautionary statement regarding forward-looking statements

This presentation contains statements that constitute "forward-looking statements," including but not limited to management's outlook for UBS's financial performance, statements relating to the anticipated effect of transactions and strategic initiatives on UBS's business and future development and goals or intentions to achieve climate, sustainability and other social objectives. While these forward-looking statements represent UBS's judgments, expectations and objectives concerning the matters described, a number of risks, uncertainties and other important factors could cause actual developments and results to differ materially from UBS's expectations. The outbreak of COVID-19 and the measures taken in response to the pandemic have had and may continue to have a significant adverse effect on global economic activity, including disruptions to global supply chains, and an adverse effect on the credit profile of some of our clients and other market participants, which has resulted in and may continue to increase credit loss expense and credit impairments. In addition, we face heightened operational risks due to remote working arrangements, including risks to supervisory and surveillance controls, as well as increased fraud and data security risks. The unprecedented scale of the measures taken to respond to the pandemic as well as the uncertainty surrounding vaccine supply, distribution, and efficacy against mutated virus strains create significantly greater uncertainty about forward-looking statements. Factors that may affect our performance and ability to achieve our plans, outlook and other objectives also include, but are not limited to: (i) the degree to which UBS is successful in the ongoing execution of its strategic plans, including its cost reduction and efficiency initiatives and its ability to manage its levels of risk-weighted assets (RWA) and leverage ratio denominator (LRD), liquidity coverage ratio and other financial resources, including changes in RWA assets and liabilities arising from higher market volatility; (ii) the degree to which UBS is successful in implementing changes to its businesses to meet changing market, regulatory and other conditions; (iii) the continuing low or negative interest rate environment in Switzerland and other jurisdictions; (iv) developments (including as a result of the COVID-19 pandemic) in the macroeconomic climate and in the markets in which UBS operates or to which it is exposed, including movements in securities prices or liquidity, credit spreads, and currency exchange rates, and the effects of economic conditions, market developments, and increasing geopolitical tensions, and changes to national trade policies on the financial position or creditworthiness of UBS's clients and counterparties as well as on client sentiment and levels of activity; (v) changes in the availability of capital and funding, including any changes in UBS's credit spreads and ratings, as well as availability and cost of funding to meet requirements for debt eligible for total loss-absorbing capacity (TLAC); (vi) changes in central bank policies or the implementation of financial legislation and regulation in Switzerland, the US, the UK, the European Union and other financial centers that have imposed, or resulted in, or may do so in the future, more stringent or entity-specific capital, TLAC, leverage ratio, net stable funding ratio, liquidity and funding requirements, heightened operational resilience requirements, incremental tax requirements, additional levies, limitations on permitted activities, constraints on remuneration, constraints on transfers of capital and liquidity and sharing of operational costs across the Group or other measures, and the effect these will or would have on UBS's business activities; (vii) UBS's ability to successfully implement resolvability and related regulatory requirements and the potential need to make further changes to the legal structure or booking model of UBS Group in response to legal and regulatory requirements or other external developments; (viii) UBS's ability to maintain and improve its systems and controls for the detection and prevention of money laundering and compliance with sanctions to meet evolving regulatory requirements and expectations, in particular in the US; (ix) the uncertainty arising from domestic stresses in certain major economies; (x) changes in UBS's competitive position, including whether differences in regulatory capital and other requirements among the major financial centers will adversely affect UBS's ability to compete in certain lines of business; (xi) changes in the standards of conduct applicable to our businesses that may result from new regulations or new enforcement of existing standards, including measures to impose new and enhanced duties when interacting with customers and in the execution and handling of customer transactions; (xii) the liability to which UBS may be exposed, or possible constraints or sanctions that regulatory authorities might impose on UBS, due to litigation, contractual claims and regulatory investigations, including the potential for disqualification from certain businesses, potentially large fines or monetary penalties, or the loss of licenses or privileges as a result of regulatory or other governmental sanctions, as well as the effect that litigation, regulatory and similar matters have on the operational risk component of our RWA as well as the amount of capital available for return to shareholders; (xiii) the effects on UBS's cross-border banking business of tax or regulatory developments and of possible changes in UBS's policies and practices relating to this business; (xiv) UBS's ability to retain and attract the employees necessary to generate revenues and to manage, support and control its businesses, which may be affected by competitive factors; (xv) changes in accounting or tax standards or policies, and determinations or interpretations affecting the recognition of gain or loss, the valuation of goodwill, the recognition of deferred tax assets and other matters; (xvi) UBS's ability to implement new technologies and business methods, including digital services and technologies, and ability to successfully compete with both existing and new financial service providers, some of which may not be regulated to the same extent; (xvii) limitations on the effectiveness of UBS's internal processes for risk management, risk control, measurement and modeling, and of financial models generally; (xviii) the occurrence of operational failures, such as fraud, misconduct, unauthorized trading, financial crime, cyberattacks, and data leakage and systems failures, the risk of which is increased while COVID-19 control measures require large portions of the staff of both UBS and its service providers to work remotely; (xix) restrictions on the ability of UBS Group AG to make payments or distributions, including due to restrictions on the ability of its subsidiaries to make loans or distributions, directly or indirectly, or, in the case of financial difficulties, due to the exercise by FINMA or the regulators of UBS's operations in other countries of their broad statutory powers in relation to protective measures, restructuring and liquidation proceedings; (xx) the degree to which changes in regulation, capital or legal structure, financial results or other factors may affect UBS's ability to maintain its stated capital return objective; (xxi) uncertainty over the scope of actions that may be required by UBS, governments and others to achieve goals relating to climate, environmental and social matters as well as the evolving nature of underlying science and industry and governmental standards; and (xxii) the effect that these or other factors or unanticipated events may have on our reputation and the additional consequences that this may have on our business and performance. The sequence in which the factors above are presented is not indicative of their likelihood of occurrence or the potential magnitude of their consequences. Our business and financial performance could be affected by other factors identified in our past and future filings and reports, including those filed with the SEC. More detailed information about those factors is set forth in documents furnished by UBS and filings made by UBS with the SEC, including UBS's Annual Report on Form 20-F for the year ended 31 December 2020 and UBS's First Quarter 2021 Report on Form 6-K. UBS is not under any obligation to (and expressly disclaims any obligation to) update or alter its forward-looking statements, whether as a result of new information, future events, or otherwise.

UBS